CHURCHILL CAPITAL CORP
640 5th Avenue, 12th Floor
New York, NY 10019

September 4, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Julie Griffiths Anne Parker

Churchill Capital Corp
Registration Statement on
Form S-1 (File No. 333-226928)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 51,750,000 units (including 6,750,000 shares to cover over-allotments), each consisting of one Class A ordinary share, $0.0001 par value, and one half of one warrant, of Churchill Capital Corp (the “Company”) be accelerated to September 6, 2018 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ Peter M. Phelan
Name: Peter M. Phelan
Title: Chief Financial Officer